Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31, 2014

	2009	2010	2011	2012	2013
EARNINGS:
Net loss	$(2,903)	$(14,022)	$(11,345)	$(6,227)	$(9,499)	$(14,600)
Plus fixed charges	64	56	58	58	61	16

Total loss to cover fixed charges	(2,839)	(13,966)	(11,287)	(6,169)	(9,438)	(14,584)

FIXED CHARGES:
Interest portion of rental expense (see below)	64	56	58	58	61	16

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(2,903)	$(14,022)	$(11,345)	$(6,227)	$(9,499)	$(14,600)

The estimate of the interest portion of rental expense is calculated as one-third of total rental expense for the period.